PRESS RELEASE

Crescent Point Appoints John Dielwart to Board of Directors

February 19, 2019 Calgary, AB



Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce the appointment of John P. Dielwart to its Board of Directors (the “Board”), effective March 7, 2019.

“I’m pleased to welcome John Dielwart as an independent Director on Crescent Point’s Board,” said Bob Heinemann, Chairman of the Board. “John obviously brings a wealth of valuable business, leadership and governance expertise that he has earned during more than 40 years in the oil and gas industry. We look forward to his contributions as Crescent Point continues to execute its transition plan.”

Crescent Point remains committed to its deliberate and thoughtful Board renewal process, which it expects to further through planned retirements. Mr. Dielwart will become the Company’s eighth independent Director since 2014. Following its 2019 annual general meeting, Crescent Point expects to have completed a full Board renewal since its inception.

Mr. Dielwart is one of ARC Resources Ltd.’s founders, held the position of Chief Executive Officer from 2001 to 2013 and serves as a Director on its Board. He is also Vice-Chairman and Director of ARC Financial Corp. and a member of its Investment and Governance Committees. Mr. Dielwart received a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a Professional Engineer, an Institute of Corporate Directors Certified Director and a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers. In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and received the Oil and Gas Council’s Canadian Lifetime Achievement Award in 2018.

For Mr. Dielwart’s full biography and more background on Crescent Point’s Board and management team, please visit www.crescentpointenergy.com/about-us.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to: when Mr. Dielwart will join the Board; Crescent Point’s commitment to its Board renewal process, which is expects to further with planned retirements; and the anticipated timing for the Board to have completed a full renewal from inception.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The Company believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.